PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

02028267

SUPPL

Securities and Exchang
Office of International C... ...ate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 22nd March, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Dr. Erzsébet Fehér

Enclosure

Extraordinary Announcement

In line with our reporting obligations we inform our shareholders as follows:

Pannonplast Industries Plc. and HT Troplast AG, in line with their commonly elaborated strategy, decided upon the establishment of a company headquartered in Moscow, Russia, as a wholly-owned subsidiary of Polifoam Ltd. their joint venture with Pannonplast's majority ownership stake. The company will produce and sell cross-linked polyethylene foams.

The production will start in the first half of 2003 in a 4000 m2 building to be built in the industrial park next to Moscow airport with some 1000 tons yearly capacity.

Polifoam Ltd.'s export to Russia from the products to be manufactured already surpassed 100 tons or HUF 140 million last year. The products are used by the construction industry mainly for voice and heat insulation, but potential important markets are the car and shoe industry, further the manufacturing of sport and toys products. Polifoam continues to supply special products to the dynamically growing Russian market.

The expected costs of the investment are some HUF 1.2 billion.
The competent Russian Court of Registration has registered the company under the name of Trocellen Rus.

Additional information is available on the homepage www.pannonplast.hu.

The Board of Directors of Pannonplast Plc.